UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☑

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
OPEN JOINT-STOCK COMPANY VSEUKRAINSKY AKSIONERNY BANK
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Ukraine
(Jurisdiction of Subject Company’s Incorporation or Organization)
Open Joint-Stock Company Vseukrainsky Aksionerny Bank
(Name of Person(s) Furnishing Form)
U.S.$125,000,000 10.125 per cent. Loan Participation Notes due 2010
(Title of Class of Securities)
Common Code: 030324161
ISIN: XS0303241615
(CUSIP Number of Class of Securities (if applicable))

Open Joint-Stock Company Vseukrainsky Aksionerny Bank
5 Zoolohichna Street
Kylv
Ukraine
+380 44481 3348
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of the Subject Company)

Copies to:
Drew Salvest
Mayer Brown International LLP
201 Bishopsgate
London EC2M 3AF
United Kingdom
+44 20 3130 3301

March 5, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

Exhibit No.

99.1	Consent Solicitation Memorandum, dated March 5, 2010

99.2	Financial Times Notification, dated March 5, 2010
Item 2. Informational Legends
The required legend is included on prominent portions of the documents referred to in Item 1.
PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.3	Press Release, dated March 5, 2010
PART III – CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X has been filed by Open Joint-Stock Company Vseukrainsky Aksionerny Bank with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on March 8, 2010.
EXPLANATORY NOTE:
The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum, dated March 5, 2010, may be deemed to be an offer of securities. Therefore, holders of the notes in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN JOINT-STOCK COMPANY VSEUKRAINSKY AKSIONERNY BANK
By:	/s/ Lukas Tursa
Name:	Lukas Tursa
Title:	Deputy Chairman of the Management Board Head of Treasury and FI

Dated: March 8, 2010